Item 77D - 	Deutsche European Equity Fund
and Deutsche Global Growth Fund
(each, a series of Deutsche
Global/International Fund, Inc.)
(each, the "Fund")
Deutsche European Equity Fund

Effective on May 24, 2017, the Fund's principal investment strategy was amended to the following:

Main investments. Under normal circumstances, the fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities and other securities with equity characteristics of issuers domiciled in Europe. In addition to common stock, other securities with equity characteristics such as preferred stock, convertible securities and warrants are counted toward satisfaction of this 80% investment policy. An issuer is deemed to be "domiciled" in Europe if: (1) it is organized under the laws of a European country, or maintains its headquarters or a principal place of business in Europe; (2) it derives 50% or more of its revenues and profits from goods produced or sold, investments made, or services performed in Europe or has 50% or more of its assets in Europe; or (3) its equity securities are traded principally in Europe.

Company-specific criteria drive security selection and the portfolio management team seeks to identify securities of companies that the portfolio management team believes have a good market position, forward-looking products, expert management, a corporate strategy that concentrates on core competencies, yield-oriented use of resources and sustainable, above-average growth in profitability. The fund may invest in any country, including emerging markets, or sector. The fund may invest in companies of any market capitalization. The fund expects to maintain a portfolio of 50-70 stocks.

The fund normally invests primarily in common stocks, but may also invest in preferred stocks, convertible securities, debt securities of any quality, maturity or duration, short-term securities, participation notes, structured notes, futures contracts, stock options, total return swaps, warrants and other securities. The fund may invest up to 20% of its assets in short-term securities and cash equivalents.

Deutsche Global Growth Fund

Effective on or about October 1, 2017, the Fund was renamed Deutsche International Growth Fund, and the Fund's principal investment strategy was amended to the following:

Main Investments. The fund invests primarily in foreign equities (equities issued by foreign based companies and listed on foreign exchanges) and may invest in companies of any size and from any country, including countries with emerging economies. The fund's equity investments may also include preferred stocks and other securities with equity characteristics, such as convertible securities and warrants.

The fund will generally invest less than 20% of its assets in US equities.